UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2003

Commission file number 1-7850
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SOUTHWEST GAS CORPORATION

5241 Spring Mountain Road, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)	Financial statements, including statements of net assets available for benefits as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and notes to financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm.

(b)	Supplemental Schedule: Schedule H, Line 4i — Schedule of Assets (Held at End of Year). All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefit Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By	/s/ George C. Biehl George C. Biehl Executive Vice President, Chief Financial Officer and Corporate Secretary Southwest Gas Corporation

Dated: June 1, 2004

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2003 AND 2002 AND
FOR THE YEAR ENDED DECEMBER 31, 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Southwest Gas Corporation Employees’ Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwest Gas Corporation Employees’ Investment Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Los Angeles, California
June 1, 2004

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets:
Investments (see Note 2)	$186,857,294	$161,808,467

Total assets	186,857,294	161,808,467

Net assets available for benefits	$186,857,294	$161,808,467

The accompanying notes are an integral part of these statements. 5

SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (see Note 2)	$17,441,322
Interest and dividends	4,092,488

21,533,810
Less investment expenses	25,087

21,508,723

Contributions:
Participant	9,927,925
Employer	3,140,130

13,068,055

Net additions	34,576,778

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	9,527,951

Net deductions	9,527,951

Net increase	25,048,827

Net assets available for benefits:
Beginning of year	161,808,467

End of year	$186,857,294

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(1) Description of Plan

The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

           General

The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan’s assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”).

The ESOP invests primarily in qualifying employer securities. The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k). The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6). The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1). The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under Code Section 501(a).

           Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the prior year's financial information to present it on a basis comparable with the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Participants may contribute up to 60 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated by the Internal Revenue Code. The Company contributes to the Plan an amount equal to 50 percent of a participant’s contribution. The Company’s maximum contribution is three percent of a participant’s annual compensation before bonuses and overtime.

Participants Accounts

Each participant account is credited with the participant’s contribution and the portion contributed by the Company. The portion contributed by the participant is invested in the various funds according to the direction of the participant. The Company contributions are invested in the Southwest Gas Stock Fund. Upon attaining age 50, participants may elect the investment funds in which the present balance of Company contributions, as well as future Company matching contributions, will be invested.

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:

Years of Service	Vested Percentage

One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, retirement, or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination. Forfeitures as a result of a participant’s termination prior to vesting are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio. For the year ended December 31, 2003, forfeitures reallocated to participants were approximately $9,000.

Payment of Benefits

If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in the Company’s common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company’s common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later. No distribution in excess of $5,000 will be made to employees at the time of termination of employment without the participant’s consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan. All distributions to beneficiaries of a participant must be made within five years after the participant’s death.

Plan Expenses

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. The Company paid all Plan expenses, except loan origination and maintenance fees, during 2003. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2003 were $25,087.

Plan Administration

Fidelity Management Trust Company acts as the trustee and Fidelity Investment Institutional Operations Company, Inc. performs all recordkeeping of the Plan.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(2) Investments

All investments of the Plan are stated at quoted market value as of the date of the statement. The Plan provides for investments in various investment securities including common stock of the Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities and the amount invested in the Company's common stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits. Loans to participants are valued at their outstanding principal amount.

Investments representing five percent or more of Plan net assets are:

	December 31,
	2003	2002
Southwest Gas Corporation Common Stock
(2,738,775 and 2,645,167 shares, respectively)	$61,485,499	$62,029,166
Fidelity Contrafund
(938,213 and 932,718 shares, respectively)	46,300,798	36,002,928
Fidelity Low-Priced Stock Fund
(353,604 and 321,061 shares, respectively)	12,369,065	8,081,104
Vanguard 500 Index Fund Admiral Class
(108,469 and 99,342 shares, respectively)	11,137,645	8,061,615
Fidelity Retirement Money Market Fund
(11,005,053 and 11,701,761 shares, respectively)	11,005,053	11,701,761
Fidelity Growth & Income Fund
(301,607 and 285,935 shares, respectively)	10,746,242	8,666,684

During 2003, Plan investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $17,441,322 as follows:

Common stock	$(2,468,539)
Mutual funds	19,909,861

$17,441,322

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(3) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Net Assets:
Common stock	$34,536,529	$34,156,931

	$34,536,529	$34,156,931

December 31, 2003
Changes in Net Assets:
Contributions	$2,736,669
Dividends	1,232,483
Net depreciation	(1,368,715)
Benefits paid to participants	(1,667,142)
Net transfers to participant-directed investments	(553,697)

$379,598

(4) Fund Descriptions

Employees can invest their contributions in any combination of the available investment options in whole percentage increments starting at one percent. Participants can change the allocation of their ongoing contributions as often as they like in whole percentage increments starting at one percent and can transfer amounts they previously contributed to other funds. Descriptions of the Plan funds are as follows:

Southwest Gas Stock Fund Contributions are invested in Southwest Gas Corporation common stock.

Vanguard 500 Index Fund Admiral Class
Contributions are invested in the Vanguard Index Trust-500 Portfolio which invests in all or substantially all 500 stocks in the Standard & Poor’s 500 Stock Composite Index (“S&P 500”) in approximately the same proportion as they are represented in the S&P 500.

Vanguard International Growth Fund Admiral Class
Contributions are invested in the Vanguard International Growth Portfolio which invests in a broadly diversified array of non-U.S. equity securities, primarily common stocks of seasoned companies.

Fidelity Contrafund
Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out-of-favor position of the securities.

Fidelity Growth & Income Fund
Contributions are invested in the Fidelity Growth & Income Fund which seeks a high total return through a combination of current income and capital appreciation by investing mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS

Fidelity Asset Manager: Growth Fund
Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term instruments and other investments.

Fidelity Low-Priced Stock Fund
Contributions are invested in the Fidelity Low-Priced Stock Fund which seeks long-term capital appreciation by investing primarily in low-priced stocks in small and medium-sized companies which may be undervalued and offer the potential for growth.

Fidelity Retirement Money Market Fund
Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issuers and repurchase agreements.

Fidelity Freedom 2000 Fund
Contributions are invested approximately 23% in Fidelity stock mutual funds, 39% in Fidelity bond mutual funds, and 38% in Fidelity money market mutual funds with the goal of providing high total returns for investors expected to have retired around the year 2000.

Fidelity Freedom 2010 Fund
Contributions are invested approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds, and 10% in Fidelity money market mutual funds with the goal of providing high total returns for those planning to retire around 2010. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund
Contributions are invested approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds with the goal of providing high total returns for those planning to retire around 2020. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund
Contributions are invested approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds with the goal of providing high total returns for those planning to retire around 2030. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund
Contributions are invested approximately 88% in Fidelity stock mutual funds and 12% in Fidelity bond mutual funds with the goal of providing high total returns for those planning to retire around 2040. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom Income Fund
Contributions are invested approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds with the goal of providing high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity U.S. Bond Index Fund
Contributions are normally at least 80% invested in bonds included in the Lehman Brothers Aggregate Bond Index (“Lehman”) with the goal of providing investment results that correspond to the total return of the bonds in Lehman.

Brown Capital Management Small Company Fund
Contributions are invested primarily in the equity securities of those companies with total operating revenues of $250 million or less at the time of initial investment with the goal of providing long-term capital growth.

Participant Loans These funds are the result of loans to participants in the Plan (see Note 5).

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(5) Participant Loans

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. At December 31, 2003, outstanding loans had annual interest rates ranging from 6.00 percent to 11.50 percent. Principal and interest payments on a participant’s loan will be credited to the participant’s investment accounts in the same ratio as ongoing contributions. The maximum repayment period for participant loans is five years.

(6) Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

December 31,	2003	2002
Southwest Gas Corporation	$61,485,499	$62,029,166
Fidelity Management Trust Company	103,931,014	83,045,209

	$165,416,513	$145,074,375

(7) Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(8) Federal Income Taxes

In April 2003, the Company received a favorable determination letter from the IRS stating that the Plan, amended and restated effective October 1, 2001, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since October 1, 2001, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SCHEDULE I

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

E.I.N. 88-0085720

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2003

	Number of Shares	Cost	Fair Market Value

Southwest Gas Corporation Common Stock*	2,738,775	$53,698,456	$61,485,499

Brown Capital Management Small Company Fund	70,563		2,097,833

Fidelity Asset Manager: Growth Fund*	650,068		9,282,977

Fidelity Contrafund*	938,213		46,300,798

Fidelity Freedom 2000 Fund*	64,008		754,015

Fidelity Freedom 2010 Fund*	179,383		2,335,564

Fidelity Freedom 2020 Fund*	92,237		1,200,932

Fidelity Freedom 2030 Fund*	28,299		366,477

Fidelity Freedom 2040 Fund*	32,623		246,631

Fidelity Freedom Income Fund*	14,705		163,079

Fidelity Growth & Income Fund*	301,607		10,746,242

Fidelity Low-Priced Stock Fund*	353,604		12,369,065

Fidelity Retirement Money Market Fund*	11,005,053		11,005,053

Fidelity U.S. Bond Index Fund*	722,438		8,084,085

Fidelity U.S. Government Reserve*	693		693

Vanguard 500 Index Fund Admiral Class	108,469		11,137,645

Vanguard International Growth Fund	41,537		2,130,002

Temporary Cash Investments*	1,075,403		1,075,403

			180,781,993

Participant Loans (with interest ranging from 6.00% to 11.50%)			6,075,301

			$186,857,294

*  A party-in-interest for which a statutory exemption exists.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-111034) of Southwest Gas Corporation of our report dated June 1, 2004 relating to the financial statements of Southwest Gas Corporation Employees’ Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Los Angeles, California
June 21, 2004